Room 4561

October 12, 2007

Mr. Blake Jorgensen
Chief Financial Officer
Yahoo! Inc.
701 First Avenue
Sunnyvale, CA 94089

> **Re:** **Yahoo! Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed February 23, 2007**
> **File No. 000-28018**

Dear Mr. Jorgensen:

We have completed our review of your Form 10-K and related filings and have no further comments on the financial statements and related matters. As you aware, we continue to review your executive compensation and other related disclosure in your definitive proxy statement. Additional comment on these matters, if any, will be provided under separate cover.

Very truly yours,

Mark Kronforst
Accounting Branch Chief